UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

CENTRAL GOLD-TRUST

(Translation of registrant’s name into English)

Mailing Address: P.O. Box 10106, Ancaster, Ontario Canada L9K 1P3
Courier Address: 55 Broad Leaf Crescent, Ancaster, Ontario, Canada  L9G 3P2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☐       Form 40-F  ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES   ☐       NO   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL GOLD-TRUST
(Registrant)

Date	April 25, 2008	By:	/s/ J.C. Stefan Spicer
(Signature)*
*Print the name and title under the signature of the signing officer			J.C. Stefan Spicer, President & CEO

EXHIBIT INDEX

CENTRAL GOLD-TRUST

Exhibits to Form 6-K Press Release dated April 25, 2008

Exhibit 99.a:	Press Release –dated April 25, 2008
Unitholders approve amendments to Declaration of Trust